May 29, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Gabriel Eckstein

Re:	Merge Healthcare Incorporated
Registration Statement on Form S-4 (File No. 333-204229)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, (the "Securities Act"), Merge Healthcare Incorporated (the "Company") hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 5:00 p.m. Eastern Time on June 3, 2015, or as soon thereafter as practicable. The Company hereby acknowledges its responsibilities under the Securities Act and the Securities Exchange Act of 1934 as they relate to the transactions specified in the above-referenced Registration Statement.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filings; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jeffrey R. Shuman of Jenner & Block LLP, counsel to the Company, at (312) 840-8695, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature page follows]

Very truly yours,

/s/ Justin C. Dearborn
Justin C. Dearborn
Chief Executive Officer
Merge Healthcare Incorporated